Exhibit 99.1

JOINT NEWS RELEASE

Agnico Eagle and O3 Mining Issues a Reminder to O3 Mining Shareholders to
Tender their Shares to Agnico Eagle’s All Cash Offer Expiring January 23, 2025

•	Offer is expiring on January 23, 2025

•	$1.67 cash offer represents a 58% premium to O3 Mining's closing price on December 11, 2024

•	Offer unanimously recommended by Board and Special Committee of O3 Mining

•	39% of outstanding shares of O3 Mining have signed Lock-up Agreements to tender to the Offer

•	Questions or Need Assistance? Contact Laurel Hill Advisory Group at 1-877-452-7184 or email assistance@laurelhill.com

Toronto (January 15, 2025) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) ("Agnico") and O3 Mining Inc. (TSXV: OIII, OTCQX: OIIIF) ("O3"), today sent a letter to shareholders of O3 reminding them to promptly tender their common shares in O3 to Agnico’s friendly all cash offer of $1.67 per common share. The January 23, 2025 expiry date is quickly approaching and shareholders of O3 are encouraged to tender their shares well in advance of the expiry date to ensure intermediaries have time to process the requests.

Reasons to Tender

✓	Agnico is offering to acquire your shares for $1.67 in cash per Common Share

✓	The Offer represents a 58% premium to the closing price of the Common Shares prior to announcement of the Offer

✓	Agnico and O3 entered into a definitive support agreement, pursuant to which Agnico agreed to offer to acquire all of the outstanding Common Shares in cash by way of a friendly take-over bid

✓	The Offer is valued at approximately $204 million on a fully diluted in-the-money basis

Locked-Up Shareholders and O3 Board Recommendations

Agnico has entered into lock-up agreements with all directors and officers of O3 and several of O3’s largest shareholders, representing approximately 39% of the issued and outstanding Common Shares. These shareholders have agreed to tender their shares to the Offer, and you are encouraged to do the same well in advance of the January 23, 2025 expiry time in order to receive payment in a timely manner.

In addition, the board of directors of O3 has unanimously recommended that shareholders tender their Common Shares to the offer (see How to Tender Your Shares below for details).

To ensure you do not miss out on the Offer, it is critical to tender your shares before 11:59 p.m. (EST) on January 23, 2025 (the “Expiry Time”). Shareholders are encouraged to act well in advance of the Expiry Time to ensure tender instructions are received in a timely manner.

If you have already tendered your shares no further action is required.

How to Tender Your Shares

Shareholder Type	How do I tender my Common Shares?
Beneficial Shareholders – Most shareholders are beneficial shareholders. This means your Common Shares are held through a broker, bank or other intermediary, and you do not have a share certificate or DRS advice	Contact your bank or your broker immediately and instruct them to tender your Common Shares to the Offer
Registered Shareholders – You are a registered shareholder if you hold your Common Shares directly (through a share certificate, DRS advice or other method of direct ownership)	Contact Laurel Hill Advisory Group: Phone: 1-877-452-7184 (toll-free) Email: assistance@laurelhill.com

If you have any questions or require any assistance with tendering your Common Shares to the Offer, please contact our Depositary and Information Agent:

Laurel Hill Advisory Group

North American Toll-Free: 1-877-452-7184

Outside North America: +1-416-304-0211

E-mail: assistance@laurelhill.com

Visit us at www.agnicoeagle.com/Offer-for-O3-Mining to receive the most up-to-date information about the Offer.

About O3 Mining Inc.

O3 Mining Inc. is a gold explorer and mine developer in Québec, Canada, adjacent to Agnico Eagle's Canadian Malartic mine. O3 Mining owns a 100% interest in all its properties (128,680 hectares) in Québec. Its principal asset is the Marban Alliance project in Québec, which O3 Mining has advanced over the last five years to the cusp of its next stage of development, with the expectation that the project will deliver long-term benefits to stakeholders.

About Agnico Eagle Mines Limited

Agnico Eagle is a Canadian based and led senior gold mining company and the third largest gold producer in the world, producing precious metals from operations in Canada, Australia, Finland and Mexico, with a pipeline of high-quality exploration and development projects. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.